Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Tempo Offices, Unit B2,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 6313 3975
Fax: + 618 6270 6339
Email: invest@missionnewenergy.com

8 October 2012

Revision to the terms of the SLWI Facility

Mission NewEnergy Limited (ASX:MBT) today announces an amendment to the definitive term sheet with SLW International, LLC ("SLWI") in respect of a credit facility as announced on 17 August 2012 ("Facility"). The Facility is now no longer conditional on the restructure of the Company's existing convertible note debt. The Company intends to separately proceed with each of the Facility and the convertible note restructure irrespective of the outcome of either.

The Facility is not subject to shareholder approval but is subject to other conditions including the finalisation and agreement of definitive documentation. If the definitive term sheet is terminated by agreement between the parties or for failure to satisfy a condition by 10 November 2012, SLWI will have a three month right of first refusal on any third party company financing.

The convertible note restructure is subject to shareholder approval and full details (including an independent expert's report) will be set out in a Notice of Meeting to be despatched to shareholders as soon as possible.

- Announcement Ends -

About Mission NewEnergy

To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:
James Garton
Phone: + 61 8 6313 3975
james@missionnewenergy.com